180 Van Riper Avenue  •  Elmwood Park, New Jersey 07407  •  Telephone 201-791-0700 Fax 201-791-8015

April 5, 2006

Ms. Effie Simpson

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Kreisler Manufacturing Corporation

Form 8-K Filed March 23, 2006

File No. 0-4036

Dear Ms. Simpson:

Kreisler Manufacturing Corporation (the “Company”) submits the following responses to comments raised in your letter (the “Comment Letter”) addressed to Edward Stern, Chief Financial Officer of the Company, dated March 24, 2006 and received by the Company on April 3, 2006. In order to facilitate your review, each of the Staff’s comments is followed by the Company’s response below, and the responses are numbered to correspond to the comment numbers in the Comment Letter.

General

1.	Please amend the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B. Under Item 304, it is not sufficient to state that the company chose to “replace” the accountant. Please revise.

The Company has amended the Form 8-K filed on March 23, 2006 (the “Form 8-K”) by filing Amendment No. 1 to the Form 8-K (the “Form 8-K/A”) to clarify that the former accountants were dismissed by the Audit Committee of the Board of Directors on March 20, 2006.

2.	As required under Item 304, the revised disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

Item 304(a)(1)(iii) of Regulation S-B requires a company to disclose whether “the decision to change accountants was recommended or approved by the board of directors or an audit or similar committee of the board of directors (emphasis added)

The Company believes that the Form 8-K/A complies with the foregoing disclosure requirements of Item 304(a)(1)(iii) of Regulation S-B by stating that “[O]n March 20, 2006, the Audit Committee of the Board of Directors of the Company dismissed Gregory, Sharer & Stuart, P.A. (“Gregory Sharer”) as the Company’s independent registered public accounting firm. Following a competitive bid process, which included proposals from several accounting firms, the Company’s Audit Committee, on March 20, 2006, engaged Rothstein, Kass & Company, P.C. (“Rothstein Kass”) to serve as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2006.

3.	Include an Exhibit 16 letter from the former accountants addressing the revised disclosures. File the amendment under cover of Form 8-K/A and include Item 4 designation, including the Exhibit 16 letter from the former accountant filed as an Exhibit [1]6.

The Company has received an updated letter from the former accountants addressing the revised disclosures and such updated letter from the former accountants has been filed as Exhibit 16 to the Form 8-K/A.

Other Information

In connection with responding to the foregoing comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact the undersigned at 201-791-0700 Extension 222.

Sincerely,

/s/ Edward Stern
Edward Stern
Chief Financial Officer

cc:	Bob Benton, SEC

John Cavallone, Rothstein, Kass & Company, P.C.

Charles Stuart, Gregory, Sharer & Stuart, P.A.

Alan Lieblich, Blank Rome LLP

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